FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                            For the month of Feb 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                      Abbey National House, 2 Triton Square
                             London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes....... No...X....

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Abbey National plc

4 February 2003





     Abbey National plc Reaches Agreement on the Sale of First National to
                              GE Consumer Finance




Abbey National plc ("Abbey National") (LSE: ANL.L) has entered into a sale agreement with GE Consumer Finance, the consumer credit services business of the General Electric Company (NYSE: GE), under which GE Consumer Finance will acquire First National for an estimated total cash consideration of GBP 848 million (1). This comprises underlying net tangible assets of GBP 630 million (which includes "surplus equity" (2) of GBP 355 million), and a premium of GBP 218 million to the net assets. The consideration is subject to certain post completion adjustments(3).


First National is a leading UK provider of secured and unsecured lending to consumers through intermediaries. Approximately 1,400 people and GBP 4.8 billion of assets are employed in the operations being sold. The sale does not include First National's litigation funding and motor finance businesses.


As announced in Abbey National's pre-close statement on 27 November 2002, the Abbey National Group has initiated a process of strategic refocusing on core UK personal financial services. First National's brand and strengths lie in different market segments and it operates in its own name, largely independently of Abbey National's other businesses. This means that there is limited customer overlap and opportunities to cross-sell. Therefore, First National does not have a natural position within the new Group and it is expected to prosper more readily under GE Consumer Finance's ownership.


At completion, Abbey National expects the disposal to have a positive impact on its capital ratios. The sale covers risk weighted assets of approximately GBP
3.9 billion(4). First National funding from Abbey National will be repaid upon completion.


Excluding the First National operations being retained by Abbey National, First National contributed total underlying post-tax profits(5) of approximately GBP 22 million during the first half of 2002 (GBP 53 million for full year 2001), excluding any returns on "surplus equity". Net proceeds from the disposal will contribute to cash reserves of the Group. Abbey National's results for 2002, to be announced on 26 February 2003, will include a significant write-down of goodwill associated with First National (including goodwill associated with the motor finance business).


Abbey National is currently evaluating various options for the motor finance and litigation funding businesses not being sold to GE Consumer Finance.


Completion of the transaction is subject to certain conditions including regulatory approvals.


Morgan Stanley acted as financial adviser to Abbey National on this transaction.




Notes


1. The acquisition will be executed by GE Consumer Finance UK, LLC through the acquisition of First National Bank Plc, Carfax Personal Lines Insurance PCC Limited and a company with a small mortgage business in run-off.


2. "Surplus equity" is defined as statutory equity of the legal entities being sold in excess of that attributed in management accounts to the business being sold (7% of risk weighted assets).


3. The consideration is subject to post-completion adjustments, which include potential payment to Abbey National of up to GBP 42 million post-tax, contingent on the credit performance of First National's unsecured lending book. Certain other cost adjustments will be reflected in net assets at completion. After associated costs, and if no repayment to Abbey National is made in relation to the credit performance of the unsecured lending book, the transaction would show a net premium to tangible assets in the region of GBP 200 million.


4. As at 31 December 2002.


5. Underlying post-tax profits exclude certain items considered to be non-recurring, relating principally to restructuring costs, asset disposals and provision adjustments.


Enquiries


Media Contacts:

Matthew Young, Abbey National Media Relations. Tel: 020 7756 4232

Christina Mills, Abbey National Media Relations.  Tel: 020 7756 4212



Investor Relations:

Jon Burgess, Abbey National Investor Relations. Tel: 020 7756 4182

Rob Askham, Abbey National Investor Relations. Tel: 020 7756 4181




www.abbeynational.com




Morgan Stanley & Co. Limited is acting for Abbey National plc and no one else in connection with the Disposal and will not be responsible to anyone other than Abbey National plc for providing the protections afforded to clients of Morgan Stanley & Co. Limited, nor for providing advice in relation to the Disposal.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ABBEY NATIONAL plc


Date:    4 Feb 2003                         By /s/ Jonathan Burgess
                                               -------------------------
                                               Jonathan Burgess
                                               Head of Investor Relations